CLEAN EARTH ACQUISITIONS CORP.

12600 Hill Country Blvd, Building R, Suite 275

Bee Cave, Texas 78738

February 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Kevin Dougherty

Re:	Clean Earth Acquisitions Corp.
Registration Statement on Form S-1
Filed November 18, 2021
File No. 333-261201

Acceleration Request:

Requested Date: February 23, 2022

Requested Time: 4:00 p.m. Eastern Time

Dear Mr. Dougherty:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Clean Earth Acquisitions Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-261201) (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Please call Karen J. Garnett of Proskauer Rose LLP at (202) 416-6850 to provide notice of the effectiveness of the Registration Statement.

[Signature page follows]

CLEAN EARTH ACQUISITIONS CORP.

By:	/s/ Aaron T. Ratner
Name: Aaron T. Ratner
Title: Chief Executive Officer

[Signature Page – Company Acceleration Request]